FORM 12b-25: NOTIFICATION OF LATE FILING OF 1934 ACT REPORTS
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SEC FILE NUMBER 333-135805

NOTIFICATION OF LATE FILING
(Check One)

[ ]Form 10-K, [ ]Form 20-F, [ ]Form 11-K, [X] 10-Q, [ ]Form 10-D, [ ]Form N-SAR,
[ ]Form N-CSR

For Period Ended:                                           December 31, 2008

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period Ended:____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

Part I - Registrant Information

Allegiant Professional Business Services Inc.
(Full Name of Registrant)

Tradeshow Products, Inc.
(Former Name if Applicable)

1590 South Lewis
(Address of U.S. Principal Executive Office) (Street & Number)

Anaheim, CA  92805
(City, State and Zip Code)

Part II - Rules 12b-25(b) and (c )
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check Box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c ) The accountant’s statement or other exhibit required by Rule 12b-25(c ) has been attached if applicable.

Part III - Narrative

The Registrant is unable to file its 12-31-08 quarterly report on Form 10-Q within the prescribed time period because it has not completed its September 30, 2008 audit and annual report on Form 10-K. experienced some difficulty in compiling its financial records to complete the preparation of the financial statements for the quarter ended December 31, 2008.

Part IV - Other Information

(1)	Name and telephone number of persons to contact in regard to this notification:

Owen Naccarato - (949) 851-9261

(2)
Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)) been filed?     [  ]Yes   [X ] No

If answer is no, identify report(s).

Annual report on Form 10-K for the fiscal year ending September 30, 2008 has not been filed yet.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?     [ ] Yes   [x] No

Please note that this is a new business and therefore prior years financial information is minimal.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

Allegiant Professional Business Services Inc.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2009

By:__/s/ David Goldberg_
                                                                                               David Golberg, CEO

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).